Exhibit 99.1

TASLY AND MESOBLAST INITIATE DEVELOPMENT AND REGULATORY ACTIVITIES FOR MPC-150-IM HEART FAILURE CELL THERAPY IN CHINA

New York, USA; and Melbourne, Australia; November 26, 2018: Tasly Pharmaceutical Group and Mesoblast Limited (ASX:MSB; Nasdaq:MESO) today announced that the first Joint Steering Committee (JSC) meeting for their cardiovascular partnership was held in Tianjin last week, and as a result Tasly plans to meet with the National Medical Products Administration (NMPA) of China, formerly known as the China Food and Drug Administration, in the first quarter 2019 to discuss the regulatory approval pathway for Mesoblast’s heart failure product candidate MPC-150-IM in China.

Tasly Biopharma’s Chief Medical Officer and Chair of the JSC, Dr Gloria Wang said: “We are going to leverage Mesoblast’s extensive cardiovascular clinical experience and knowledge base in order to map out the most expeditious pathway to approval for the heart failure product in China.”

The JSC comprises equal representation from both companies and was formed to oversee all clinical and manufacturing activities necessary to obtain regulatory approvals in China for Mesoblast’s cardiovascular cell therapy product candidates. Tasly and Mesoblast will leverage each other’s clinical trial results in China, the United States and other territories to support their respective regulatory submissions.

About Tasly Pharmaceutical Group

Tasly Pharmaceutical Group (SHA:600535) is one of the largest pharmaceutical companies in China with more than 20 years of operational history. Its business focuses on R&D, manufacturing and commercialization of innovative modern traditional Chinese medicine, biologics and chemical drugs in the therapeutic areas of cardiology, metabolism and oncology. Tasly has the only marketed biological product for cardiovascular diseases approved in China. It has one of the largest pharmaceutical sales and marketing teams, including 809 offices established in 29 regions covering all the main therapeutic areas, and a vast distribution network across approximately 20,000 hospitals in China. At 2017, its total annual revenues exceeded US$2.5 billion.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future clinical development and financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward -looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward- looking statements should not be read as a guarantee of future performance

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the timing, progress and results of Mesoblast and its collaborators’ preclinical and clinical studies; Mesoblast and its collaborators’ ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast and its collaborators’ product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176